March 13, 2019

Mark S. Elliott
Chief Financial Officer and Chief Operating Officer
Level Brands, Inc.
4521 Sharon Road, Suite 450
Charlotte, NC 28211

       Re: Level Brands, Inc.
           Registration Statement on Form S-3
           Filed December 13, 2018
           File No. 333-228773

Dear Mr. Elliott:

       We have reviewed your February 28, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 27, 2019 letter.

Form S-3 filed December 13, 2018

Form 8-K/A filed February 22, 2019 Exhibit 99.3
1. Basis of Pro Forma Presentation, page F-6

1. We note your response to prior comment one from our letter dated February 27, 2019.
       Please amend the Form 8-K/A to provide disclosure on the determination of the accounting treatment for the merger. Ensure your disclosures and pro forma financial statements address the following comments.
2. We have the following comments regarding your accounting for the consideration transferred in the merger:
         Reconcile the Schedule of Company Members in Exhibit B to the Merger Agreement
 Mark S. Elliott
FirstName LastNameMark S. Elliott
Level Brands, Inc.
Comapany2019
March 13, NameLevel Brands, Inc.
Page 2
March 13, 2019 Page 2
FirstName LastName
             with the disclosure in Notes 6 and 10 to Cure Based Development financial statements for the year ended August 31, 2018. Identify the three investors that contributed
             $700,000 and indicate whether they received Preferred or Common Membership
             Interests. In this regard, we note that as of August 31, 2018, the $771,053 of
             Contributed Capital reflected in Cure Based Development's balance sheet appears to relate to the $700,000 from the three investors and the $71,053 related to the units issued to Caryn Dunayer's employment agreement;
             Identify the owners and their respective ownership percentage of CBD Holding, LLC;
             Provide us with a comprehensive explanation of the terms the Preferred and Common
             Membership Interests of Cure Based Development. Based on the terms of the member interests, explain how you determined the number of shares to be issued to the
             Preferred and Common Membership Interest holders; and
             Explain why the Common Membership Interest holders did not receive First Tranche
             Shares. Specifically address why these owners are treated differently than the
             Preferred Members with regard to the consideration transferred in the merger. In light of these differences, please re-assess your conclusion that the Second Tranche Shares should not be deemed a compensation arrangement.
3. Please expand upon your conclusion that the Earnout Shares are deemed contingent consideration. In this regard, we note your belief that these shares represent part of the exchange in the form of equity interests to the former owners of Cure Based Development for acquiring the control of Cure Based Development. However, in light of the following factors, please reassess the need to account for these shares as a compensation arrangement:
           We note that the Earnout Shares will be issued to CBD Holding, LLC, whose owners,
             R. Scott Coffman and Caryn Dunayer, have also signed employment agreements with the Company. Please fully explain why the other former owners of Cure Based
             Development do not have the right to participate in the Earnout Shares. Address why the non-pro-rata allocation of the Earnout Shares does not contradict your conclusion;
             and
           ASC 805-10-55-25e indicates that the relative number of shares owned by the selling shareholders who remain as key employees may be an indicator of the substance of the contingent consideration arrangement. In this regard, we note that after the issuance of the First and Second Tranche Shares, Mr. Coffman, the controlling shareholder of
             Cure Based Development will control the Company.
Form 10-Q for the Quarter ended December 18, 2018
Note 2. Acquisitions, page 18

4. Notwithstanding the above comments, we have the following comments on your determination of the purchase consideration herein as well as in your Pro Forma Financial
         Statements:
           Explain how you determined the apparent $2.55 per share price for the First Tranche
 Mark S. Elliott
Level Brands, Inc.
March 13, 2019
Page 3
         Shares;
        Explain how you determined the apparent $2.15 fair value for the Second Tranche
         Shares. Separately address the fair value of the shares that vest on each anniversary date and how you took into consideration that these shares have no voting rights until they vest; and
        Please quantify the number of shares and the respective fair value of the Earnout
         Shares you included in the determination of your purchase consideration. Your response should address how you assessed the probability of meeting the revenue targets at each of the first through fourth earnout dates.
      Ensure you refer to ASC 820 for guidance.
      Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or Jay Ingram, Legal
Branch Chief, at (202) 551-3397 with any questions.



                                                           Sincerely,

FirstName LastNameMark S. Elliott                          Division of
Corporation Finance
                                                           Office of
Manufacturing and
Comapany NameLevel Brands, Inc.
                                                           Construction
March 13, 2019 Page 3
cc:       Brian Pearlman
FirstName LastName